                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)*

                                RFP Express Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74956R109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

           Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L.,
        1375 E. 9th St., 20th Floor, Cleveland, OH 44114, 216-736-7215
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 12, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                 SCHEDULE 13D

CUSIP No. 74956R109                                          Page 2 of 8 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      NextGen Fund II, L.L.C.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             23,192,770
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING

      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH
                          23,192,770
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      23,192,770
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      60.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 74956R109                                           Page 3 of 8 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      NextGen SBS Fund II, L.L.C.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF

      SHARES       -----------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             15,461,840
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

     REPORTING

      PERSON       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          15,461,840
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,461,840
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [_]
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      49.6%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP NO. 74956R109                                         Page 4 of 8 Pages

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zimri C. Putney
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [_]
                                                                 (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY

 ------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                          [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER

      SHARES              400,000
                   -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             38,654,610
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             400,000
                   -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

       WITH               38,654,610
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,054,610
------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [_]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      72.5%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN

------------------------------------------------------------------------------

                                 SCHEDULE 13D

CUSIP No. 74956R109                                           Page 5 of 8 Pages

===============================================================================
      NAMES OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Michael W. Wynne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
 2                                                              (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      oo
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,800,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,800,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,800,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12    SHARES*                                                       [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

CUSIP No. 74956R109                                           Page 6 of 8 Pages

     This Amendment No. 5 to Schedule 13D ("Amendment No. 5") is filed on behalf of NextGen Fund II, L.L.C., a Virginia limited liability company ("NextGen"), NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NextGen SBS"), Zimri C. Putney, an individual, and Michael W. Wynne, an individual, for the purpose of reporting the exercise by NextGen and NextGen SBS of warrants to purchase a total of 1,500,000 shares of common stock, par value $0.001 per share (the "Common Stock"), of RFP Express Inc., a Delaware corporation previously known as The IXATA Group, Inc. ("RFP Express").

     This Amendment No. 5 amends Schedule 13D, dated October 13, 2000, Amendment No. 1 to Schedule 13D, dated December 5, 2000, Amendment No. 2 to Schedule 13D, dated January 3, 2001, Amendment No. 3 to Schedule 13D, dated March 9, 2001, and Amendment No. 4 to Schedule 13D, dated June 15, 2001, of NextGen, NextGen SBS, Mr. Putney and Mr. Wynne.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of Schedule 13D, as amended, is hereby amended and supplemented as follows:

     On October 12, 2001, NextGen exercised warrants to purchase 900,000 shares of Common Stock and NextGen SBS exercised warrants to purchase 600,000 shares of Common Stock at a price of $0.03 per share.

Item 5.  Interest in Securities of the Issuer.

     Items 5(a ) and 5(c) of Schedule 13D, as amended, are hereby amended and supplemented as follows:

     (a) NextGen is the sole direct beneficial owner of 900,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 22,292,770 shares of Common Stock, or 60.1% of RFP Express' outstanding Common Stock. NextGen SBS is the sole direct beneficial owner 600,000 shares of Common Stock and Series C Preferred Stock and Series C Warrants convertible into 14,861,840 shares of Common Stock, or 49.6% of RFP Express' outstanding Common Stock. Mr. Putney is the sole beneficial owner of Series C Preferred Stock and Series C Warrants convertible into 400,000 shares of Common Stock and may be deemed to be the indirect beneficial owner of the 38,654,610 shares held by NextGen and NextGen SBS, or 72.5% of RFP Express' outstanding Common Stock. Mr. Putney disclaims beneficial ownership of the 38,654,610 shares held by NextGen and NextGen SBS. Mr. Wynne is the sole beneficial owner of 500,000 shares of Common Stock, Series C Preferred Stock and Series C Warrants convertible into 1,800,000 shares of Common Stock and 500,000 options to purchase shares of Common Stock, or 15.0% of RFP Express' outstanding Common Stock.

     The percentage of Common Stock reported to be beneficially owned by NextGen, NextGen SBS, Mr. Putney and Mr. Wynne is based on 16,325,543 shares of RFP Express' Common Stock outstanding as of October 31, 2001, and is calculated in accordance with the Securities Exchange Act Rule 13d-3, which states that securities held by a person which are not outstanding but are

CUSIP No. 74956R109                                            Page 7 of 8 Pages


subject to warrants or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of a class owned by such person.

     (c) Except as described herein, none of the reporting persons has effected any transaction in Common Stock during the past 60 days.

Item 7.   Material to be Filed as Exhibits.

      Exhibit 7.1       Joint Filing Agreement

CUSIP No. 74956R109                                           Page 8 of 8 Pages


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 1, 2001                 NEXTGEN FUND II, L.L.C.
                                        By:  NextGen Capital, L.L.C.
                                             Managing Member

                                        By: /s/ Zimri C. Putney
                                            ----------------------------------
                                            Zimri C. Putney, Managing Director


                                        NEXTGEN SBS FUND II, L.L.C.
                                        By:  NextGen Capital, L.L.C.
                                             Managing Member

                                        By: /s/ Zimri C. Putney
                                            ----------------------------------
                                            Zimri C. Putney, Managing Director


                                            /s/ Zimri C. Putney
                                            ----------------------------------
                                            Zimri C. Putney, Individually

                                            /s/ Michael W. Wynne
                                            ----------------------------------
                                            Michael W. Wynne, Individually